Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

July 21, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 544 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001999371-26-004277) on February 25, 2026, for the purpose of registering shares of the Portfolio Building Block 1X Inverse US Value Daily Target ETF and Portfolio Building Block 1X Inverse Developed Markets Ex US Daily Target ETF (the “Funds”) as two new series of the Trust.

The Amendment was originally scheduled to become effective on May 11, 2026. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 601 (filed on May 8, 2026, Accession No. 0001999371-26-010254);

●	Post-Effective Amendment No. 628 (filed on June 9, 2026, Accession No. 0001999371-26-012517); and
●	Post-Effective Amendment No. 664 (filed on July 9, 2026, Accession No. 0001999371-26-014611).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment or the Delaying Amendments.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

Senior Counsel II

Tidal Investments LLC, on behalf of Tidal Trust II